Exhibit 4.4
TERMS AND CONDITIONS
OF STOCK OPTION GRANT
1. Stock Plan. This stock option grant is subject to the terms, definitions and provisions of the stock plan (“Plan”) designated in the grant detail on the Merrill Lynch website.
2. Option Price. The option price for each share is one hundred percent (100%) of the fair market value, as determined by the Committee (as defined in the Plan), of FedEx Corporation (“FedEx”) common stock on the date of grant.
3. Exercise of Option. The option is only exercisable in accordance with the provisions of the Plan and pursuant to the vesting schedule contained in the grant detail on the Merrill Lynch website. The option may not be exercised if the issuance of the shares upon such exercise would constitute a violation of any applicable federal or state securities or other law or regulation. As a condition to the exercise of the option, FedEx may require the employee exercising the option to make any representation and warranty to FedEx as may be required by any applicable law or regulation.
4. Designation of Certain Option Shares as Incentive Stock Options. Certain of the option shares granted may be (as permitted by the Plan) designated incentive stock options (“ISO Shares”), as that term is defined in Section 422 of the Internal Revenue Code. If, pursuant to any provision of the Plan or amendment to the grant, any of the option shares granted become exercisable sooner than stated at the time of grant, then to the extent that the aggregate fair market value (determined at the time of grant) of shares with respect to which incentive stock options are exercisable for the first time during any calendar year under the Plan and all other similar plans of FedEx and its subsidiaries exceeds $100,000, the options or portions thereof which exceed such limit (according to the order in which they were granted) shall be treated as non-qualified options.
5. Notice to FedEx of Disposition of ISO Shares. In the event any of the ISO Shares are disposed of within one year after the date of exercise of the option to purchase same, employee will promptly provide the following information to FedEx in writing, if requested: (i) the number of ISO Shares so disposed of, (ii) the price paid for such shares upon the exercise of the option, and (iii) the price or other consideration received for such shares.
6. Transferability of Option. The option may not be sold, pledged, assigned, exchanged, encumbered, hypothecated, gifted, transferred or disposed of in any manner other than by will or the laws of descent or distribution and may be exercised during the lifetime of the employee receiving the option grant only by said employee or a duly appointed legal guardian or legal representative. The terms of the option shall be binding upon heirs, legal representatives and successors.
7. Term of Option. The option may not be exercised more than ten (10) years from the date of grant of the option and may be exercised during such term only in accordance with the Plan and the terms of this grant.
8.	Optionee Acknowledgment. By accepting this grant, Optionee acknowledges:
•	receipt of an online copy of the Plan;
•	familiarity with the terms and provisions of the Plan;
•	agreement that this grant is subject to all the Plan terms and provisions;
•	understanding that FedEx will not make any loans for the purpose of exercising a stock option or paying any tax liability associated with the exercise; and
•	agreement to accept as binding, conclusive and final all decisions or interpretations of the Committee (as defined in the Plan) upon any questions arising under the Plan or this grant.